EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

June 24, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Susan Block, Attorney Advisor

Re:	MedWorth Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 originally filed May 20, 2013

(File No. 333-188706) ( the “Registration Statement”)

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of MedWorth Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated June 11, 2013, were distributed on or about June 11, 2013, as follows:

33 to individual investors;

860 to FINRA members (which included 8 prospective underwriters and selected dealers); and

44 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated June 11, 2013, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine Title: Managing Director